March 7, 2011

Ms. Tonya Bryan, Attorney-Advisor

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Dinello Restaurant Ventures, Inc.

First Amendment to Registration Statement on Form S-1

File No. 333-172052

Filed:  March 7, 2011

Dear Ms. Bryan:

Below are Dinello Restaurant Venture, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated March 3, 2011.  On behalf of the Company, on March 7, 2011, I transmitted via EDGAR the Company’s First Amendment to Registration Statement on Form S-1.

General

1.

We revised the disclosure to clarify that while we were offered a credit facility we declined.  Accordingly, we will not be filing a copy of the credit facility as an exhibit.

2.

We are aware of our obligation to maintain current financial information according to Rule 8-08 of Regulation S-X.  We will be timely in the filing of all updated financials within the time period allotted by this rule.

3.

We will file all appropriate auditor consents with all future amendments to conform to the applicable rules.

Registration Statement Cover Page

4.

The cover page was revised to conform to the current version for Form S-1.  Furthermore, we removed the “small business issuer” designation wherever it appeared in the document.

5.

This comment is causing some confusion.  Rule 457(a) and Rule 457(o) computation of the fee are identical.  The only difference between the rules appears to be the inclusion of the “number of shares or units of securities” in the Calculation of Registration Fee table.  Rule 457(o) states “The number of shares or units of securities need not be included in the “Calculation of Registration Fee” Table.  Accordingly, we eliminated the columns for the “Amount to be registered” and “Proposed maximum offering price per unit” as suggested in the instructions for Form S-1.

Prospectus Cover Page

6.

We do not plan to use the Prospectus prior to the effective date. Thus we deleted the “Subject to Completion” language.

7.

We have revised our document to regarding any reference to Cheetah Consulting, Inc.  This was a clerical error and we apologize for not catching this mistake.

Our Business, Page 1

8.

We have revised our disclosure per your comment.

9.

We have revised our disclosure per your comment.

Plan of Distribution, page 2

10.

Upon further review we have revised our disclosure.  Fixed price is for primary offerings and we are not including a primary offering in this registration statement.  We have therefore revised our disclosure appropriately in accordance with your comment.  In addition, we have revised our disclosure on page 14 regarding application to the OTCBB.

Risk Factors, page 3

11.

We revised two (2) risks factors and deleted the third since we declined the use of the credit facility.

12.

We added risk factors according to your comment.

13.

While it is a common practice in our industry to identify our “customers” as “guests”, we have revised our disclosure to refer to our customers as “customers” as requested.

14.

We added a risk factor addressing the risk to common stock holders of the company issuing blank check preferred stock.

Risks Relating to Our Business, page 3

Economic events have adversely impacted our business, page 3

15.

We revised our disclosure per your comment.

Our continued growth depends on our ability to expand and operate profitably, page 4

16.

We revised our disclosure per your comment.

Increases in the prices of, and/or reductions in the availability of food products, page 5

17.

We revised our disclosure per your comment.  We apologize for the mathematical calculation error.

Legislation and regulations requiring the display and provision of nutritional information, page 8

18.

We revised our disclosure per your comment.

We expect to incur substantial expenses to meet our reporting obligations as a public company, page 9

19.

We revised our disclosure per your comment.

Forward-Looking Statements, page 11

20.

We revised our disclosure per your comment.

 Security Holders, page 12

21.

We have correctly identified all relationships among and between the shareholders as they relate to our officers and directors.  It is our position that for shares to be declared “beneficially owned,” they must be under the direct or indirect control or influence of an officer or director.  Ms. Harrison does not have the ability to control or influence the sale or the voting power of the shares held by any individual(s) related to her.  All shareholders have their shares in their possession and control their own voting power as well as their ability to sell or not to sell their shares. Furthermore, all shareholders related to Ms. Harrison live in a different state than Ms. Harrison.  Accordingly, no changes were made to our disclosure.

22.

We revised our disclosure per your comment.

Directors, Executive Officers, Promoters and Control Persons, page 15

Background of Executive Officers and Directors, page 15

23.

We revised our disclosure per your comment.

24.

We revised our disclosure per your comment.

25.

We revised our disclosure per your comment.

Description of Securities, page 16

Common Stock, page 16

26.

We are somewhat confused by this comment.  The very next sentence states that a legal opinion regarding the shares being fully paid, validly issued and non-assessable has been issued by Harrison Law, P.A.  We added a statement that Diane J. Harrison, Esq., President of Harrison Law, P.A. issued the opinion for clarification.

Dividend, page 17

27.

We revised our disclosure per your comment.

Description of Business, page 18

Business Development, page 18

28.

We revised our disclosure per your comment.

29.

We revised our disclosure per your comment.

(12) Our Employees, page 21

30.

We revised our disclosure per your comment.

Management’s Discussion and Analysis of Financial Condition, page 22

31.

We revised our disclosure per your comment.

Certain Relationships and Related Transactions, page 24

32.

We apologize for the clerical error.  We revised our disclosure per your comment.

Market for Common Equity and Related Stockholder Matters, page 25

33.

We revised our disclosure per your comment.

Executive Compensation, page 25

34.

We revised our disclosure per your comment.

Internal Control Over Financial Reporting, page 27

35.

We revised our disclosure per your comment.

Code of Ethics, page 28

36.

We are in the process of having the host of our website, YellowBook, place our Code of Ethics on our site.

Part II

Item 15.  Recent Sales of Unregistered Securities, page II-1

37.

Rule 1-02 of Regulation S-X defines a Registrant as “the Issuer of the securities for which an application, a registration statement, or a report is filed.”  All of the outstanding shares in the corporation were purchased in an exempt private transaction.  Section 4 of the Securities Act of 1933 as amended provides that transactions not involving any public offering are exempt from registration. All the shares were originally issued in 2003 and held by the previous officer and director. Our current shareholders purchased their shares directly from him; consequently, there has not been any transaction in the last three (3) years where shares have been issued without registration.  Therefore, no changes were made to our disclosure.

Item 17.

 Undertakings, page II-2

38.

We revised our disclosure per your comment.

39.

As we are not requesting acceleration of our effective date, we believe this undertaking is not appropriate.  Therefore, no changes were made to our disclosure.

Signatures, page II-3

40.

We revised the language to conform to the language provided in Form S-1.

Exhibit 5

41.

Harrison Law, P.A. added the file number of the registration statement as requested.

42.

Harrison Law, P.A. revised the Opinion as requested.

43.

Harrison Law, P.A. added language opining that the securities were “duly authorized.”

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Dinello Restaurant Ventures, Inc. S-1/A-1

2.

Exhibit 5.1 Opinion re legality

3.

Exhibit 23.1 Consent of Auditors